Filed by Alcoa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Registration Statement No.: 333-203275

The following are (i) excerpts from a press release of Alcoa Inc. issued on July 8, 2015 announcing its 2Q 2015 financial results and a related slide presentation and (ii) transcripted excerpts of an interview on CNBC with Klaus Kleinfeld, Alcoa’s Chairman and Chief Executive Officer, conducted on July 8, 2015.

2Q 2015 Portfolio Transformation Highlights

•	Obtained regulatory approvals to acquire RTI International Metals to grow titanium aerospace portfolio; RTI shareholders scheduled to vote July 21

The Company’s plan to acquire RTI International Metals also progressed as planned. U.S. and European regulatory approvals were obtained in the second quarter and RTI shareholders are scheduled to vote on the merger on July 21.

Upon shareholder approval and close, RTI will broaden Alcoa’s multi-material product suite to meet growing aerospace demand for titanium. With RTI, Alcoa’s 2014 pro forma aerospace revenue increases by 13 percent to $5.6 billion. Alcoa expects RTI to contribute $1.2 billion in revenue in 2019, up from $794 million that RTI generated in 2014. Its profitability is expected to reach 25 percent EBITDA margin in 2019.

# Driving Solid Operational Results + Transformation On Track

*2Q 2015 Overview*

| | |
|---|---|
| ***Driving Solid Operational Performance*** | ▪ **Adjusted Earnings[1] up nearly 16% Driven by:**<br>– *Downstream: **Record ATOI** of **$210** million, up 4%; **aerospace revenue up 29%** YoY*<br>– *Midstream: **ATOI** of **$76** million, up 9%; **auto sheet revenue up ~180%** YoY*<br>– *Upstream: **Solid Performance** in face of significant market headwinds*<br>▪ *Alumina segment: **ATOI** of **$215** million; **Best First Half** ATOI result since 2007*<br>▪ *Primary Metals segment: **ATOI** of **$67** million; as Midwest transaction **price lower** by **22%**, YTD 2015*<br>▪ **Productivity Gains: $324 million** across **all segments**<br>▪ **Free Cash Flow: $205 million; Cash from Operations $472 million**, after **$300 million prepayment** for gas supply contract<br>▪ **Cash on Hand:** $1.3 billion |
| ***Portfolio Transformation On Track*** | ▪ **Firth Rixson** integration **on track**<br>– ***$1.6 billion** revenue and **$350 million** EBITDA in 2016*<br>▪ **Obtained regulatory approvals** for **RTI** acquisition – *RTI Shareholder Vote July 21*<br>– *Expected to **close** by end of July*<br>▪ **Micromill™: Qualification agreements** in place with **8 major automotive customers** from three continents<br>▪ **Progress** on **12-month** capacity **review: 2.8 MMT** Refining, **500 kmt** Smelting<br>– ***Completed 12-year** Western Australia **Gas Supply** Contract*<br>– ***Curtailed Suriname** alumina **refining** capacity and **São Luís** aluminum **smelting** capacity*<br>– *Permanently **closed Poços de Caldas** primary aluminum smelter in Brazil*<br>– ***Announced** permanent **closure** of Anglesea power station & coal mine in Australia* |

1) Reported earnings of $140 million in 2Q15 vs 2Q14 of $138 million, up 1.4%. See appendix for adjusted earnings reconciliation.

Advancing each generation. ALCOA 5

# Investments Position Alcoa as a Premier Aerospace Solutions Provider

*Organic and Inorganic Aerospace Investments Increase Multi-Material, Multi-Platform Offerings*

**2014 Pro forma[2] Aerospace Revenue ~$5.6B**

## Organic Growth Through Innovation

### Jet Engines



- **Hampton[1]:** Enhanced blade performance; cuts blade weight by 20%, **improved aerodynamics**
- **LaPorte[1]:** Expands Ni structural castings to large commercial **jet engines**
- **Whitehall[1]:** Advanced coatings, high-temperature protection; **hot-isostatic press** for Ti, Ni, and 3D-printed jet engine parts
- **Lafayette:** World's first **Al-Li fan blade**

### Airframe Structures



- **Davenport[1]:** World's largest stretcher for **monolithic ribs**
- **Lafayette:** World's largest **Al-Li** casthouse (20 kmt)
  - Grows Al-Li capabilities
  - Largest Al-Li ingot; slabs **~50% larger** than nearest competitor
- **Carson:** Flite-tite® fasteners, **lightning-strike** management

## Inorganic Investments in Robust Aerospace Market

### FR Doubles Engine Content



Alcoa Products
Firth Rixson Products

***Can Produce >90% of Structural and Rotating Components***

*(e.g., turbine blades and vanes, structural castings, rings, discs, shafts, fasteners and front fan blades)*

***Multi-Material***

- ***Ni and Ti-Al in hot section***
- ***Ti, Al and Steel in cold section***

### RTI[3]+TITAL Complement Value Chain[4]

ALCOA + RTI International Metals, Inc. + TITAL



INGOT
PLATE
FORGING
CASTINGS
MACHINING

| | Step | Capability |
|---|---|---|
| Midstream | ***Melting*** (Ingot, Cast Slab) | Significant |
| Midstream | ***Billetizing, Rolling*** (Mill Products) | Significant |
| Downstream | ***Conversion*** (Closed-Die Forging, Extruding, Investment Casting) | Full |
| Downstream | ***Machining, Subassembly*** | Full |

Capabilities: None, Limited, Moderate, Significant, Full

FR = Firth Rixson. 1) Estimated completion for Hampton/LaPorte by 4Q 2015, Whitehall HIP in 2016 and Davenport in 2017. 2) Pro forma includes EPS, FR, Tital and RTI. 3) RTI close expected by end of July, subject to RTI shareholder approval. 4)Represents mid & downstream capabilities, not market position.

Advancing each generation. ALCOA 25

# Positioned on Every Large Commercial Aircraft, Regardless of Material

*Indexed Revenue by Aircraft Type and Key Engine Type[1]*

## Strong Revenue Generator on All Platforms



Pro forma Revenue / Aircraft (Indexed to B737)
Alcoa
Firth Rixson
RTI[2]
B787 (CFRP): ~$6.4M Rev content / shipset
B767(metallic): ~$2.4M Rev content / shipset
CFRP Intensive
100%
B737
B767
B787
B777
B747-8
A320
A330
A350
A380
Boeing
Airbus

## Better Coverage of Key Engine Platforms



Pro forma Revenue / Engine (Indexed to CFM56)
Alcoa
Firth Rixson
~$660k Rev content / engine on 787 GEnx 1B
100%
Trent 900 (A380)
Trent XWB (A350)
GP7200 (A380)
Trent 1000 (B787)
GEnx 1B (B787)
GE90 (B777)
GEnx 2B (B747)
PW 1100G (A320N)
V2500 (A320C)
CFM56 (B737) (A320C)
Airbus Twin Aisle
Boeing Twin Aisle
Single Aisle

CFRP = Carbon Fiber Reinforced Polymer. 1) A320NEO and 737MAX aircrafts as well as GE Leap-X engine not included as contract negotiations ongoing. 2) Estimated RTI content; RTI close expected by end of July, subject to RTI shareholder approval.

Advancing each generation. ALCOA 26

RTI Acquisition On Track for End of July Close
Highlights of RTI Acquisition, Closing Progress and Synergy Preparation
Net Synergies
$100M4
30% in year 2 100% in year 4
Enhances Offerings: Expands Ti, Value-Add Solutions
Strategic Merits
Transaction Overview
Targeting End of July Close
Builds value-add portfolio;
Expands further into high-performance metals
Expands range of midstream and downstream titanium supply chain capabilities Captures growth from long-term agreements and Advanced Technologies
Fixed Exchange Ratio: 2.8315 AA shares per RTI share1
Enterprise Value1: $1.5B reflecting:
~ $1.3B equity issuance [~89M shares]
$517M convertible senior notes (20152 & 2019)
$330M of RTI cash on hand Accretion: 1st full year in 20173 Returns: In excess of Cost of Capital
Approvals on track:
U.S. 2019 Target: $1.2B revenue
Europe
RTI Shareholder Vote 25% EBITDA margin
(July 21, 2015)
Identified 2019 RTI Gross Synergies
Operational Productivity
$44M
Procurement Savings
$20M
Overhead Cost Reductions
$20M
Growth
$25M
Maximize internal metal supply Decrease outsourced machining Increase utilization of capacity
(e.g., melting, billetizing, rolling, machining)
Optimize revert metal loop
Leverage Alcoa’s $18B global spend
(e.g., commodities, production, maintenance supplies)
Standardize payment terms
Integrate Shared Services Center of Excellence
Finance Information Technology
Credit Human Resources
Expand selection of machined parts
(e.g., plate, forgings, extrusions)
Migrate from Ti ingot directed buy programs Offer Ti-Al for high-growth engine components
1) Fixed exchange ratio based on market close price as of March 6, 2015; Enterprise value as of March 6, 2015. 2) As a result of the acquisition, Alcoa assumes $114.4M convertible senior notes due 2015 of which holders have the right to elect to convert to common stock within 35 trading days post-close.
3) As of July 8, based on current market conditions and phased-in synergies . 4) Figure reflects net synergies after $9M integration costs.
29

Jim Cramer

July 21st, we get the shareholder vote for RTI. I believe, but you can correct me, the amount of stock you’re offering for RTI is set up an arbitrage that really crushed your company because the earnings are actually pretty good. Do you think that the closing of this company is going to cause a wholesale retransformation of the way analysts think about your stock? Because right now, you’re viewed as a proxy for aluminum. On July 22nd, what will Alcoa look like?

Klaus Kleinfeld

Well, I mean, July 22nd, actually, the vote, the shareholder vote that you’re referring to, is going to be on July 21st. And we’ve basically been saying we close by the end of July assuming all this goes well. We have the regulatory approvals in place for the closure. But we have to see what we’ve done in the last years. This is just one stone in all of the things. The first acquisition that doubled the content in jet engines. Very, very important, to create more values for our customers. TiTal the smaller acquisition. The organic growth that we’ve done in aerospace, the organic growth in automotive. The organic growth also in industrial gas turbines. That’s a lot going on there. And the company that we are creating is real power house when it comes to lightweight multi-materials innovation. That’s what we are creating there. At the same time, we have a commodity business that just has to live with what’s going on there, but as we bring down the cost curve, doesn’t matter what’s going on in the world. One time it makes a lot of money, other times it brings in an okay amount of money, that’s what we are creating here. And that’s what you see also in the quarter.

Forward-Looking Statements

Certain statements in this communication, including statements regarding the proposed acquisition of RTI International Metals, Inc. (RTI) by Alcoa, the expected timing, closing and benefits of the transaction, the expected synergies, the expected contribution of RTI to Alcoa’s revenues and profitability, the expected acceleration of Alcoa’s portfolio transformation, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, including the aerospace market, the anticipated issuance of Alcoa common stock in exchange for RTI stock in the transaction, as well as Alcoa’s plans, objectives, strategy, and intentions, may contain words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Alcoa’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Alcoa and RTI operate. In making these statements, Alcoa has made assumptions with respect to: the ability of Alcoa and RTI to achieve expected synergies and the timing of same; the ability of Alcoa and RT to predict and adapt to changing customer requirements, demand, and preferences; future capital expenditures, including the amount and nature thereof; trends and developments in the aerospace, metals engineering (including aluminum and titanium), advanced manufacturing, and other sectors of the economy that are related to these sectors; business strategy and outlook; expansion and growth of business and operations; credit risks; future results being similar to historical results; expectations related to future general economic and market conditions; and other matters, many of which are beyond Alcoa’s control. Alcoa’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change and may prove to be inaccurate. Actual results or events could differ materially from those contemplated in forward-looking statements as a result of numerous risks and uncertainties, including: (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on Alcoa’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; (b) the effect of an increased number of Alcoa shares outstanding as a result of the proposed transaction; (c) the possibility that certain assumptions with respect to RTI or the proposed transaction could prove to be inaccurate; (d) failure to receive the required votes of RTI’s shareholders to approve the transaction or failure to satisfy the other closing conditions; (e) the potential failure to retain key employees of Alcoa or RTI as a result of the proposed transaction or during integration of the businesses; (f) potential sales of Alcoa common stock issued in the acquisition; (g) the potential loss of customers, suppliers, and other business relationships of Alcoa or RTI as a result of the transaction; (h) consequences of investigations by governmental agencies or regulatory authorities; (i) the failure to capitalize on anticipated growth in the commercial aerospace market; and (j) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 (Registration No. 333-203275) containing a definitive proxy statement of RTI that also constitutes a prospectus of Alcoa, and RTI has mailed the proxy statement

/prospectus to its shareholders. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Alcoa’s website (www.alcoa.com). You may also obtain these documents, free of charge, from RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2015, its Annual Report on Form 10-K filed with the SEC on February 19, 2015 and in the above-referenced Registration Statement on Form S-4. You can find information about RTI’s executive officers and directors in the proxy statement/prospectus and in RTI’s Annual Report on Form 10-K filed with the SEC on February 26, 2015. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.